As filed with the Securities and Exchange Commission on March 28, 2007

Registration No. 333-139295

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1 TO THE FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

TFS FINANCIAL CORPORATION AND

THIRD FEDERAL 401(K) SAVINGS PLAN

(Exact Name of Registrant as Specified in Its Charter)

United States	6712	52-2054948
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

7007 Broadway Avenue

Cleveland, Ohio 44105

(216) 441-6000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Marc A. Stefanski

7007 Broadway Avenue

Cleveland, Ohio 44105

(216) 441-6000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Ned Quint, Esq.

Eric Luse Esq.

Luse Gorman Pomerenk & Schick, P.C.

5335 Wisconsin Avenue, N.W., Suite 400

Washington, D.C. 20015

(202) 274-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional shares for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☒ 333-139295

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered		Proposed maximum offering price per share	Proposed maximum aggregate offering price		Amount of registration fee
Common Stock, $0.01 par value per share	105,199,618 shares	(1)	$10.00	$1,051,996,180	(2)	$112,564(3)
Participation Interests	4,919,955 interests					(4)

(1)	Includes shares to be issued to Third Federal Foundation, a private foundation.
(2)	Estimated solely for the purpose of calculating the registration fee.
(3)	Previously paid.
(4)	The securities of TFS Financial Corporation to be purchased by the Third Federal 401(k) Savings Plan are included in the amount shown for common stock. However, pursuant to Rule 457(h) of the Securities Act of 1933, as amended, no separate fee is required for the participation interests. Pursuant to such rule, the amount being registered has been calculated on the basis of the number of shares of common stock that may be purchased with the current assets of such plan.

PART II: INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

		Amount (1)
*	Registrant’s Legal Fees and Expenses (stock offering counsel)	$800,000
*	Registrant’s Legal Fees and Expenses (foundation counsel)	400,000
*	Registrant’s Legal Fees and Expenses (employee stock ownership plan counsel)	55,000
*	Registrant’s Accounting Fees and Expenses	400,000
*	Marketing Agent Fees and Expenses	4,297,000
*	Appraisal Fees and Expenses	86,500
*	Business Plan Fees and Expenses	33,700
*	Printing, Postage and Mailing	1,250,000
*	Filing Fees (NASD, Nasdaq, SEC and OTS)	336,450
*	Transfer Agent and registrar fees and expenses	30,000
*	Certificate Printing	15,000
*	Other	154,350

*	Total	$7,858,000

*	Estimated
(1)	Fees are estimated at the midpoint of the offering range. TFS Financial Corporation has retained Sandler O’Neill & Partners, L.P. to assist in the sale of common stock on a best efforts basis in the offerings.

Item 14.	Indemnification of Directors and Officers

Section 545.121 of the Office of Thrift Supervision (“OTS”) regulations provides indemnification for directors and officers of Third Federal Savings and Loan Association of Cleveland (“Association”). Although there are no indemnification provisions in the charter and bylaws of the Registrant, all the directors and officers of the Registrant hold the same position with the Association and have indemnification under OTS Regulations as described below.

Generally, federal regulations define areas for indemnity coverage for federal savings associations as follows:

(a) Any person against whom any action is brought or threatened because that person is or was a director or officer of the savings association shall be indemnified by the savings association for:

(i)	Any amount for which that person becomes liable under a judgment in such action; and

(ii)	Reasonable costs and expenses, including reasonable attorneys’ fees, actually paid or incurred by that person in defending or settling such action, or in enforcing his or her rights under this section if he or she attains a favorable judgment in such enforcement action.

(b) Indemnification shall be made to such person under paragraph (b) of this Section only if:

(i)	Final judgment on the merits is in his or her favor; or

(ii)	In case of:

a.	Settlement,

b.	Final judgment against him or her, or

c.	Final judgment in his or her favor, other than on the merits, if a majority of the disinterested directors of the savings association determine that he or she was acting in good faith within the scope of his or her employment or authority as he or she could reasonably have perceived it under the circumstances and for a purpose he or she could reasonably have believed under the circumstances was in the best interest of the savings association or its members. However, no indemnification shall be made unless the association gives the Office at least 60 days notice of its intention to make such indemnification. Such notice shall state the facts on which the action arose, the terms of any settlement, and any disposition of the action by a court. Such notice, a copy thereof, and a certified copy of the resolution containing the required determination by the board of directors shall be sent to the Regional Director, who shall promptly acknowledge receipt thereof. The notice period shall run from the date of such receipt. No such indemnification shall be made if the OTS advises the association in writing, within such notice period, of its objection thereto.

(c) As used in this paragraph:

(i)	“Action” means any judicial or administrative proceeding, or threatened proceeding, whether civil, criminal, or otherwise, including any appeal or other proceeding for review;

(ii)	“Court” includes, without limitation, any court to which or in which any appeal or any proceeding for review is brought;

(iii)	“Final Judgment” means a judgment, decree, or order which is not appealable or as to which the period for appeal has expired with no appeal taken;

(iv)	“Settlement” includes the entry of a judgment by consent or confession or a plea of guilty or of nolo contendere.

Item 15.	Recent Sales of Unregistered Securities

Not Applicable.

Item 16.	Exhibits and Financial Statement Schedules:

The exhibits and financial statement schedules filed as part of this registration statement are as follows:

(a) List of Exhibits

1.1	Engagement Letter between TFS Financial Corporation and Sandler O’Neill & Partners, L.P.*
1.2	Form of Agency Agreement between TFS Financial Corporation and Sandler O’Neill & Partners, L.P. *
2.1	TFS Financial Corporation Stock Issuance Plan*
2.2	TFS Financial Corporation Stock Issuance Plan, as amended
3.1	Charter of TFS Financial Corporation*
3.2	Amended and Restated Charter of TFS Financial Corporation*
3.3	Bylaws of TFS Financial Corporation*
3.4	Amended and Restated Bylaws of TFS Financial Corporation*
4	Form of Common Stock Certificate of TFS Financial Corporation*
5	Opinion of Luse Gorman Pomerenk & Schick regarding legality of securities being registered*
8	Federal Tax Opinion of Luse Gorman Pomerenk & Schick*
10.1	Employee Stock Ownership Plan*
10.2	Financial, Retirement & Estate Planning Program*
10.3	Executive Physical Program*
10.4	Company Car Program*

10.5	Executive Retirement Benefit Plan*
10.6	Benefit Equalization Plan*
10.7	Split Dollar Agreement*
10.8	Supplemental Split Dollar Life Insurance*
21	Subsidiaries of Registrant*
23.1	Consent of Luse Gorman Pomerenk & Schick (contained in Opinions included as Exhibits 5 and 8)
23.2	Consent of Deloitte & Touche LLP*
23.3	Consent of FinPro, Inc.*
24	Power of Attorney (set forth on signature page)
99.1	Appraisal Agreement between TFS Financial Corporation and FinPro, Inc.*
99.2	Business Plan Agreement between TFS Financial Corporation and Keller & Company, Inc.*
99.3	Letter of FinPro, Inc. with respect to Subscription Rights*
99.4	Appraisal Report of FinPro, Inc.*,**
99.4.1	Updated Appraisal Report of FinPro, Inc.*,**
99.5	Marketing Materials*
99.6	Order and Acknowledgment Form*

*	Previously filed.
**	Supporting financial schedules filed in paper format only pursuant to Rule 202 of Regulation S-T. Available for inspection, during business hours, at the principal offices of the SEC in Washington, D.C.

(b) Financial Statement Schedules

No financial statement schedules are filed because the required information is not applicable or is included in the consolidated financial statements or related notes.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv. Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Cleveland, State of Ohio on March 28, 2007.

TFS FINANCIAL CORPORATION

By:	\s\ Marc A. Stefanski
Marc A. Stefanski
Chairman, President and
Chief Executive Officer
(Duly Authorized Representative)

POWER OF ATTORNEY

We, the undersigned directors and officers of TFS Financial Corporation (the “Company”) hereby severally constitute and appoint Marc A. Stefanski as our true and lawful attorney and agent, to do any and all things in our names in the capacities indicated below which said Marc A. Stefanski may deem necessary or advisable to enable the Company to comply with the Securities Act of 1933, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with the registration statement on Form S-1 relating to the offering of the Company’s common stock, including specifically, but not limited to, power and authority to sign for us in our names in the capacities indicated below the registration statement and any and all amendments (including post-effective amendments) thereto; and we hereby approve, ratify and confirm all that said Marc A. Stefanski shall do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

\s\ Marc A. Stefanski	Chairman, President and Chief Executive	March 28, 2007
Marc A. Stefanski	Officer (Principal Executive Officer)

\s\ David S. Huffman	Chief Financial Officer (Principal	March 28, 2007
David S. Huffman	Financial Officer)

\s\ Judith Z. Adam	Chief Accounting Officer (Principal	March 28, 2007
Judith Z. Adam	Accounting Officer)

\s\ Thomas J. Baird	Director	March 28, 2007
Thomas J. Baird

\s\ Martin J. Cohen	Director	March 28, 2007
Martin J. Cohen

\s\ Robert A. Fiala	Director	March 28, 2007
Robert A. Fiala

\s\ John J. Fitzpatrick	Director	March 28, 2007
John J. Fitzpatrick

\s\ James S. Gascoigne	Director	March 28, 2007
James S. Gascoigne

\s\ Bernard S. Kobak	Director and Corporate Secretary	March 28, 2007
Bernard S. Kobak

\s\ William C. Mulligan	Director	March 28, 2007
William C. Mulligan

\s\ Marianne Piterans	Director and Vice President	March 28, 2007
Marianne Piterans

\s\ Paul W. Stefanik	Director	March 28, 2007
Paul W. Stefanik

\s\ Anthony W. Zepp	Director	March 28, 2007
Anthony W. Zepp

EXHIBIT INDEX

1.1	Engagement Letter between TFS Financial Corporation and Sandler O’Neill & Partners, L.P.*
1.2	Form of Agency Agreement between TFS Financial Corporation and Sandler O’Neill & Partners, L.P.*
2.1	TFS Financial Corporation Stock Issuance Plan*
2.2	TFS Financial Corporation Stock Issuance Plan, as amended
3.1	Charter of TFS Financial Corporation*
3.2	Amended and Restated Charter of TFS Financial Corporation*
3.3	Bylaws of TFS Financial Corporation*
3.4	Amended and Restated Bylaws of TFS Financial Corporation*
4	Form of Common Stock Certificate of TFS Financial Corporation*
5	Opinion of Luse Gorman Pomerenk & Schick regarding legality of securities being registered*
8	Federal Tax Opinion of Luse Gorman Pomerenk & Schick*
10.1	Form of Employee Stock Ownership Plan*
10.2	Financial, Retirement & Estate Planning Program*
10.3	Executive Physical Program*
10.4	Company Car Program*
10.5	Executive Retirement Benefit Plan*
10.6	Benefit Equalization Plan*
10.7	Split Dollar Agreement*
10.8	Supplemental Split Dollar Life Insurance*
21	Subsidiaries of Registrant*
23.1	Consent of Luse Gorman Pomerenk & Schick (contained in Opinions included as Exhibits 5 and 8)
23.2	Consent of Deloitte & Touche LLP*
23.3	Consent of FinPro, Inc.*
24	Power of Attorney (set forth on signature page)
99.1	Appraisal Agreement between TFS Financial Corporation and FinPro, Inc.*
99.2	Business Plan Agreement between TFS Financial Corporation and Keller & Company, Inc.*
99.3	Letter of FinPro, Inc. with respect to Subscription Rights*
99.4	Appraisal Report of FinPro, Inc.*,**
99.4.1	Updated Appraisal Report of FinPro, Inc.*,**
99.5	Marketing Materials*
99.6	Order and Acknowledgment Form*

*	Previously filed.
**	Supporting financial schedules filed in paper format only pursuant to Rule 202 of Regulation S-T. Available for inspection, during business hours, at the principal offices of the SEC in Washington, D.C.